REXAM

Office of International Finance
Mail Stop 3-4
Securities & Exchange Commission
450 5th Street NW
Washington DC 20549
USA

DIRECT
TEL 020 7227 4132
FAX 020 7227 4139

29 August 2006




06016540

FILE NO. 82-3

Dear Sirs

Rexam PLC

The enclosed material is furnished pursuant to Rule 12g3-2(b) on behalf of Rexam PLC, File number 82-3.

Yours faithfully

Jennifer Smith
Deputy Company Secretary

REXAM PLC
4 MILLBANK
LONDON SW1P 3XR
UNITED KINGDOM
TEL +44 (0)20 7227 4100
FAX +44 (0)20 7227 4109

REXAM PRESS RELEASE

FILE 82-3

Rexam to build new beverage can plants in Russia and Brazil

Rexam, the global consumer packaging company and the world's leading beverage can maker, announces that it is to build its second beverage can making plant in Russia as well as a new can end making plant in Brazil.

Russia

The new plant in Russia is in Chelyabinsk in the Urals. Customers have already made important can filling investments in the Central and Eastern area of Russia which has a population of more than 60 million people. Customers are expected to invest further to meet the significant and growing consumption which today is being satisfied by filled cans supplied from outside the Urals.

The greenfield aluminium can plant will consist of one production line with an annual capacity of 800 million cans and will be able to swing between 33cl and 50cl can manufacture. It is due to come on stream in early 2008 and represents an investment of some US$73m (£39m) mainly in 2007.

Brazil

The new plant in Brazil is an end making facility which, along with the current end plant in Recife, will be used to satisfy Rexam's can end needs in Brazil and other countries. The plant will be located in Manaus in the Amazonas state in the north of Brazil. Due to come on line at the start of 2007, it represents an investment of around US$33m (£18m) in the remainder of 2006 and early 2007.

Commenting, Lars Emilson, Rexam's Chief Executive, said: "These are both significant investments to capture growth. Taken together with the recent investment in the new plant for Red Bull, the acquisition in Egypt and further conversion of lines to new sizes, they demonstrate that we are firmly committed to growing alongside our customers and consolidating our leadership position in the global beverage can industry."

24 August 2006

Enquiries

Lars Emilson, Chief Executive +44 20 7227 4100
David Robbie, Group Finance Director
Andrew Mills, Group Communications Director

Financial Dynamics

Richard Mountain +44 20 7269 7291

Rexam is a leading global consumer packaging company and the largest beverage can maker in the world. Our vision is to be the leading global consumer packaging company. We are business partners to many of the world's most famous and successful consumer brands as well as young, entrepreneurial start-ups. We offer a broad range of packaging services and solutions for different industries, using different materials and technologies. We have some 25,500 people in more than 20 countries. Three things characterise us – leadership in our industry, our commitment to innovation and our passion to deliver exceptional value. Rexam has an ongoing turnover of approximately £3.4 billion and is a member of the FTSE 100. Rexam's ordinary shares are listed with the UK Listing Authority and trade on the London Stock Exchange under the symbol REX. For further information, visit Rexam's web site at www.rexam.com.